Mail Stop 4561

September 3, 2008

Martin S. Hughes
Chief Financial Officer
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

> **Re: Redwood Trust, Inc.**
> **Form 10-K and Schedule 14A**
> **Filed March 5, 2008 and April 22, 2008**
> **File No. 1-13759**

Dear Mr. Hughes:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 90

1. We note that you have concluded that your internal controls over financial reporting were ineffective as of December 31, 2007 because you were unable to obtain the necessary evidence to support your initial conclusion that unrealized losses are recoverable. Please

clarify to us how all such unrealized losses have been accounted for in your audited financial statements.

Note 6. Real Estate Securities, page F-26

2. We note that you have recorded unrealized losses in the amount $132 million for real estate securities that have been in a loss position for greater than twelve months. Please tell us what evidence exists to support the recoverability of the fair value of these securities and why the losses have not been recognized into earnings. Refer to SAB Topic 5:M.

Exhibit 31

3. We note that the certifications are not in the proper form. Specifically, you have omitted the parenthetical disclosure from paragraph 4(d). The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. In future filings, please ensure that the certifications of your current Principal Executive Officer and Principal Financial Officer are in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.

Schedule 14A

Base Salary, page 15

4. In future filings, please provide a more detailed analysis of the reasons for any material changes in named executive officer base salaries. For example, we note that in 2007 almost all named executive officers received material increases in base salary.

Performance-Based Compensation, page 15

5. In future filings, with respect to individual performance awards, please provide a more detailed analysis of how the company determined the awards for each named executive officer. Please discuss how the factors, which you list on the bottom of page 15, were analyzed and how such analysis resulted in the actual payout amounts.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney at 202-551-3402 with any other questions.

Sincerely,

Kristi Marrone
Staff Accountant